

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 14, 2018

<u>Via E-mail</u>
Gregory P. Cook
Vice President – Controller and Principal Accounting Officer
National Beverage Corp.
8100 SW Tenth Street, Suite 4000
Fort Lauderdale, FL 33324

> **Re:** **National Beverage Corp.**
> **Annual Report on Form 10-K**
> **Filed July 13, 2017**
> **File No. 001-14170**

Dear Mr. Cook:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining